SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: Invesco High Income 2023 Target Term Fund

Address of Principal Business Office:

1555 Peachtree Street, N.E.

Atlanta, GA 30309

Telephone Number: (713) 626-1919

Name and address of agent for service of process:

John M. Zerr, Esquire

Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000

Houston, Texas 77046–1173

With copies to:

E. Carolan Berkley, Esquire

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  ☒    YES  ☐    NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and the State of Texas on the 26th day of August, 2016.

Invesco High Income 2023 Target Term Fund

/s/ John M. Zerr
John M. Zerr, Secretary and Chief Legal Officer

Attest:

/s/ Peter Davidson
Peter Davidson